SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                              TERA COMPUTER COMPANY
                                (Name of Issuer)


                              TERA COMPUTER COMPANY
                      (Name of Person(s) Filing Statement)


                    Redeemable Common Stock Purchase Warrants
                         (Title of Class of Securities)


                                   88076P 11 6
                      (CUSIP Number of Class of Securities)


                          James E. Rottsolk, President
                              Tera Computer Company
                            2815 Eastlake Avenue East
                             Seattle, WA 98102-3027
                    TEL. (206) 325-0800 o FAX (206) 325-2433
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


                                    Copy To:
                               Kenneth W. Johnson
                                 Stoel Rives LLP
                          One Union Square, 36th Floor
                             Seattle, WA 98101-3197
                    TEL. (206) 624-0900 - FAX (206) 386-7500

                                  May 23, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------

            $11,130,655.00                              $2,226.13

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the exercise of Warrants at $5.00 per Warrant. The value of the filing fee, calculated in accordance with Regulation 240.0-11(a)(2) of the Securities and Exchange Act of 1934, equals 1/50 of one percent of the value of the securities to be acquired upon exercise of the Warrants.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $3,625.00 attributable to shares of Common Stock
                           issuable upon exercise of the Warrants

Form or Registration No.:  Form SB-2 Registration Statement (No. 33-95460-LA)

Filing Party:              Tera Computer Company

Date Filed:                August 3, 1995

ITEM 1.   Security and Issuer.

     a. The issuer is Tera Computer Company (the "Company") and the address of its principal executive offices is 2815 Eastlake Avenue East, Seattle, WA 98102-3027.

     b. As of the date hereof there are an aggregate of 2,226,131 Redeemable Common Stock Purchase Warrants (the "Warrants") outstanding. Each Warrant initially granted to the holder the right to purchase one share of the Company's Common Stock, $0.01 par value (the "Common Stock"), at a share purchase price of $7.20, through March 24, 1998, and one share of Common Stock at a per share purchase price of $8.40 per share thereafter through September 24, 2000, at which time the Warrants expire. Because of antidilution provisions and subsequent issuances by the Company of securities at prices less than $7.20 per share, each Warrant currently grants the holder the right to purchase approximately 1.2565 shares of the Company's Common Stock at a per share purchase price of $5.73, through March 24, 1998, and 1.3064 shares of Common Stock at a per share purchase price of $6.43, thereafter through September 24, 2000. These purchase prices and exercise ratios are subject to further adjustment under certain circumstances.

     The Company is seeking the exercise of all of the Warrants by offering to holders to reduce the purchase price for one share of Common Stock to $4.00 per share and to issue 1.25 shares per Warrant, or $5.00 per Warrant (the "Exercise Offer"). Thus, a holder of 100 Warrants would be entitled to purchase 125 shares of Common Stock at $4.00 per share, or $500 in total. If all Warrants were exercised, the Company would issue approximately 2,782,663 shares of Common Stock and receive approximately $11,130,000, less expenses estimated at $30,000. This Exercise Offer will be available only to holders of Warrants who exercise their Warrants prior to 5:00 p.m., Eastern Daylight Time, on June 24, 1997, unless such date is extended by the Company in its discretion (such date, or such date as so extended, being referred to herein as the "Expiration Date"). For an exercise to be effective, the Letter of Transmittal, the Warrant certificates and the exercise price must be received by the Company's Warrant Agent by the Expiration Date at the addresses set forth in the Letter of Transmittal.

     Holders of Warrants electing to exercise their Warrants prior to the Expiration Date may revoke such election, so long as notice of such revocation is received on or prior to the Expiration Date. All Warrants exercised and not revoked on or prior to the Expiration Date will be accepted and the shares of Common Stock issuable upon exercise of such Warrants will be delivered to the respective holders of Warrants as soon as practicable after the Expiration Date.

     The Company has received the consent of H.J. Meyers & Co., Inc., a condition contained in the Warrant Agreement, to redeem all of the Warrants for $.05 per Warrant, and has called the Warrants for redemption on June 25, 1997, unless such date is extended by the Company. Any Warrants not exercised pursuant to the Exercise Offer will be redeemed by the Company.

     The following officers, directors and significant shareholders of the Company own the indicated Warrants:

                  Name                                      Warrants
                  ----                                      --------

         William T. Frantz                                   154,421
         Alan O. Maxwell                                      99,110
         WBW Trust Number One,
            William T. Weyerhaeuser, Trustee                  30,000
         Burton J. Smith, Chairman                             8,577
         James E. Rottsolk, President                          8,577
         John W. Titcomb, Jr., Director                       20,891
         Daniel J. Evans, Director                             5,882
         David N. Cutler, Director                             1,261
                                                             -------
                  Total                                      328,719
                                                             =======

     c. The Company's Common Stock and Warrants are traded on the Nasdaq SmallCap Market under the symbols TERA and TERAW, respectively. The Company has not paid cash dividends on its Common Stock or Warrants.

     The quarterly high and low sales prices since September 26, 1995, when the Company's Common Stock and Warrants began trading publicly, are as follows:

Quarter ended                            Common Stock                                 Warrants
                                    High             Low                        High             Low
                                    ----             ---                        ----             ---
September 30, 1995                  6-1/2            5-1/4                      1-1/2              3/4
December 31, 1995                   6                4-1/8                      1-5/8            1-1/8

March 31, 1996                      6-1/8            3-3/4                      1-11/16         1-13/16
June 30, 1996                       7-1/8            4-1/8                      3-3/8            1-1/4
September 30, 1996                  5-7/8            3-5/8                      2-1/4            1-1/8
December 31, 1996                   7                3-1/4                      2-7/8            15/16

March 31, 1997                      6-1/4            3-5/16                     1-3/4             3/4
June 30, 1997
  (through May 22, 1997)            6                3-7/8                      1-3/4           1

On May 22, 1997, the closing sales price for the Common Stock was $5-1/2 and for the Warrants was $1-3/8.

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

     d. This Issuer Tender Offer Statement on Schedule 13E-4 is being filed by the Company, as issuer.

ITEM 2.   Source and Amount of Funds or Other Consideration.

     a. The Company will issue up to an aggregate of 2,782,663 shares of its Common Stock, if all of the Warrants are exercised in the Exercise Offer. Because this transaction is an offer to the holders to exercise their Warrants, the Company does not require funds to complete the Exchange Offer. The Company estimates that its expenses in connection with the Exercise Offer will be approximately $30,000, which will be paid from the proceeds received by the Company from the exercise of the Warrants.

     b.   The Company will not borrow funds for purposes of the Exercise Offer.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     The purpose of the Exercise Offer is to assist the Company in raising capital by providing holders with an incentive to exercise their Warrants. To the extent that Warrants are exercised, the Company will benefit from the receipt of additional working capital and an increase in the number of shares available for trading. In addition, exercises and the redemption of Warrants will simplify the Company's capital structure, enhancing the Company's ability to finance future operations, and any redemptions will result in less potential dilution to existing shareholders.

     The Company's current working capital needs depend primarily upon its personnel costs, the cost of components purchased to complete the testing of its initial MTA system prototype and manufacturing start-up costs, and inventory and receivable financing associated with the production of MTA systems. The Company has experienced delays in the development of particular components of the MTA system that have increased this need for working capital, and the Company could experience significant additional delays in the manufacturing process that could further increase the Company's need for working capital. Additional working capital will be required to fund ongoing research, development and engineering efforts, development of a customer service organization and increases in its sales and marketing efforts. Additionally, the Company's administrative functions will increase in order to support its engineering and sales efforts.

     As of April 30, 1997, the Company had approximately $1.6 million in cash. These current cash resources are sufficient to meet the Company's working capital requirements through June 1997. If shipment and acceptance of the Company's initial MTA system is delayed substantially beyond June 1997, the Company will need additional capital to continue its present operations and inventory acquisitions. If all the Warrants were exercised, the

Company would receive approximately $11,100,000, net of expenses of approximately $30,000.

     All Warrants not exercised pursuant to the Exercise Offer will be redeemed by the Company for $.05 per Warrant on the first business day following the Expiration Date. The exercise and redemption of all such Warrants will result in the Warrants becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). After the Exercise Offer, and redemption, if any, are completed, the Company intends to terminate the registration of the Warrants.

     Except as described above, with respect to the Exercise Offer, there are no plans or proposals which relate to or would result in:

     a. The acquisition by any person of additional securities of the Company, or the disposition of other securities by the Company other than through the exercise of the Warrants;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     c.   A sale or transfer of a material amount of assets of the Company;

     d. Any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board, or to change any material term of the employment contract of any executive officer;

     e. Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, except to the extent that the exercise of the Warrants will provide proceeds to the Company and result in the issuance of additional shares of Common Stock, as described under Item 1(b) above and reflected in the "Pro Forma" columns in the Summary Financial Information under Item 7 below;

     f. Any other material change in the Company's corporate structure or business, except to the extent that the proceeds from the exercise of the Warrants will allow the Company to continue to implement its plan of operations, as described above;

     g. Any changes in the Company's Articles of Incorporation or Bylaws or any other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company, other than the Warrants, becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     j. The suspension of the Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 4.   Interest in Securities of the Issuer.

     No transaction by the Company, any executive officer or director of the Company, any person controlling the Company, or any associate or subsidiary of such person in the Warrants was effected during the past 40 business days, except that the Company, on March 20, 1997, raised $1,122,495 through the private placement to accredited investors of 299,332 shares of Common Stock, 68,167 five-year private nonredeemable warrants exercisable at $6.00 per share and 6,666 Warrants, and on March 24, 1997, raised $3 million through the sale of 3,000 shares of Series B Convertible Preferred Stock to one accredited investor, such shares being convertible in certain circumstances into shares of Common Stock.

ITEM 5. Contracts, Arrangements, Understanding or Relationships with Respect to the Issuer's Securities.

     There is no contract, arrangement, understanding or relationship relating, directly or indirectly, to the Exercise Offer between the Company or any of its executive officers or directors and any person with respect to any securities of the Company.

ITEM 6.   Persons Retained, Employed or to Be Compensated.

     Not applicable.

ITEM 7.   Financial Information.

     The following summary financial information is for the fiscal years ended December 31, 1995 and 1996, and the interim periods in March 31, 1996 and 1997. More complete financial information may be obtained by reviewing the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 and its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1997. The Company will provide without charge a copy of these reports, other than the exhibits to such reports. Written or oral requests should be directed to the Company, 2815 Eastlake Avenue East, Seattle, WA 98102-3027,
Attention: President, telephone (206) 325-0800. The documents are also available from the website of the Securities and Exchange Commission at http://www.sec.gov.

                                                                                                                Cumulative
                                                   Year Ended                 Three Months Ended            from inception
                                                   December 31,                    March 31,                (December 1987)
                                            ----------------------          ----------------------        through March 31,
Statement of Operations Data:                  1995           1996             1996           1997                    1997
                                            -------       --------          -------        -------        ----------------
  Revenue                                   $             $                 $              $                      $

  Net Loss                                   (5,646)       (12,077)          (3,551)        (2,415)                (29,461)

  Net Loss Per Share                         ($2.13)        ($2.27)           (0.90)         (0.36)                (17.83)

  Weighted Average
    Shares Outstanding                        2,646          5,321            3,925          6,663                  1,652

                                                      December 31, 1996                          March 31, 1997
                                               ------------------------------         -----------------------------------
                                                     Actual      Pro Forma(2)              Actual            Pro Forma(2)
                                               ------------      ------------         -----------       -----------------
Balance Sheet Data:

  Long term portion of capital leases                   114              114                  107                    107

  Working capital                                       (22)          11,078                1,452                 12,552

  Total assets                                        4,617           15,717                6,459                 17,559

  Shareholders equity                                 1,128           12,228                2,620                 13,720

--------------------

(1)  All figures are in thousands, except per share data.

(2)  Pro forma reflects the exercise of all Warrants pursuant to the Exercise
     Offer and the receipt of net proceeds estimated at $11,100,000 therefrom.
     See ITEMS 1 and 3 above. In such event, the number of shares of Common
     Stock outstanding would increase, as of March 31, 1997, from 6,985,488 shares to 9,768,151 shares.

ITEM 8.   Additional Information.

     Except as would not be material to a decision by a holder of Warrants whether to exercise the Warrants pursuant to the Exercise Offer, there are no:

     a. Present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates;

     b. Applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exercise Offer other than such requirements or approvals which have been complied with or obtained;

     c. Applications of the margin requirements of Section 7 of the Exchange Act and the regulations promulgated thereunder;

     d.   Material pending legal proceedings relating to the Exercise Offer; or

     e. Additional information necessary to make the required statements herein, in light of the circumstances under which they are made, not materially misleading.

ITEM 9.   Material to Be Filed as Exhibits.

     a. Notice of Redemption, dated May 23, 1997, from the Company to the Warrantholders.

     b.   Letter of Transmittal and related materials.

     c.   Press Release.

     d.   Prospectus, dated December 19, 1996.

     e.   Supplement to Prospectus, dated May 23, 1997.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 1997

                                       TERA COMPUTER COMPANY


                                       By  /s/ JAMES E. ROTTSOLK
                                           -------------------------------------
                                           JAMES E. ROTTSOLK, President

                                  EXHIBIT INDEX

EXHIBIT
   NO.    DESCRIPTION
-------   -----------

  99(a) Notice of Redemption, dated May 23, 1997, from the Company to the Warrantholders

  99(b)   Letter of Transmittal and related materials.

  99(c)   Press Release

  99(d)   Prospectus, dated December 19, 1996

  99(e)   Supplement to Prospectus, dated May 23, 1997

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